WESTERN COPPER AND GOLD CORP.

(the “Company”)

Annual General Meeting

June 10, 2020

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

The following sets forth a summary of matters voted upon at the annual general meeting of shareholders of the Company held on June 10, 2020 (the “Meeting”) and the outcome of the vote for each such matter:

Description of the matter:

1. The number of directors to be elected was set at six (6).

2. The following persons were elected as directors of the Company to serve until the next annual general meeting of shareholders of the Company:

Dale Corman;
Tara Christe;
Archie Lang;
Michael Vitton
Kenneth Williamson;
and Klaus Zeitler.

All elected directors received a majority of “For” votes.

3. PricewaterhouseCoopers LLP were appointed as auditors of the Company for the ensuing year at remuneration to be fixed by the directors.

All votes were conducted by a show of hands.

Date: June 10, 2020